The Daiei, Inc.

Osaka

9-1 Toyotsu-cho
Suita, Osaka
564 Japan
Telex : 523-8422 DAIEI-J
Cable : DAIEI INC SUITA

Hamamatsucho Office Center
2-4-1, Shibakouen
Minato-ku Tokyo
105, Japan
Telex : 242-8314 DATKY-J
Cable : DAIEI HOC

Daiei

Ref No.

82-230



December 30, 2004

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of " Daiei Formulated Business Revitalization Plan and IRCJ Approved Application for Assistance. ". which was disclosed at Tokyo Stock Exchange in Japan on December 28, 2004.

Yours faithfully,

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.
Daiei Hamamatsucho Office Center
2-4-1, Shibakouen, Minato-ku, Tokyo
105-8514, Japan

dlw 1/12

NEWS RELEASE


Daiei

The Daiei, Inc.
December 28, 2004

Daiei Formulated Business Revitalization Plan and IRCJ Approved Application for Assistance

Tokyo, December 28, 2004 – The Daiei, Inc. ("Daiei") and its eleven group companies (JUJIYA Co., Ltd, Canal City OPA, NAKAGO, The Sakae, Inc., Kyushu Supermarket Daiei, Japan Distribution Leasing Corporation, Urayasu Central Development, Orange Estate, Sality Foods, Daily Top, and Kobe Seishin Oriental Development Co., LTD.) formulated a business revitalization plan for their businesses ("Business Revitalization Plan") and, jointly with UFJ Bank Limited ("UFJ Bank"), Mizuho Corporate, Ltd. ("Mizuho Corporate") and SUMITOMO MITSUI BANKING CORPORATION ("Sumitomo Mitsui"), today applied to the Industrial Revitalization Corporation of Japan ("IRCJ") for its assistance and obtained the IRCJ's approval of the application for such assistance.

It is regrettable that we have to burden our shareholders, creditors and other interested parties concerned with the revitalization of the Daiei group ("Group") through the implementation of the Business Revitalization Plan. We will employ our efforts to clear our excessive debts and achieve the goals established in the Business Revitalization Plan through a structural reorganization of our business by concentrating on our retail businesses with a primary focus on food supermarket stores. We are asking our shareholders, creditors and other interested parties for their understanding of, and assistance in, the Business Revitalization Plan.

1. History and background of application for assistance

We had been undergoing reform including measures for financial restructuring. Despite positive results from such reforms, however, Daiei still has excessive debt obligations outstanding. Meanwhile, the profit-earning capacity of the retail business, which is our core business, has not significantly recovered and our selling power has been severely weakened due in part to the deterioration of the overall business environment and other factors. In order to improve our situation and overcome the difficulties by using concerted efforts, we formulated the Business Revitalization Plan which contemplates concentrating our management resources on core businesses after implementing "mop-up restructuring" including a full withdrawal from our non-core businesses and an immediate implementation of asset-impairment accounting. It is further intended in the Business Revitalization Plan that, in addition to a new equity investment in Daiei by a sponsor (soon to be invited) the proceeds of which will be used to increase the profitability of our core business, financial support including debt forgiveness will be requested from the financial institutions.

Following on the financial support requested in the "Revised Three-Year Restoration Program" in November 2000 and the financial support requested in the "New Three-Year Restoration Program" announced in February 2002, this will in fact be the third time we request financial support from various financial institutions. With the changing financial

environment, it is difficult for us to request financial support from within the traditional framework. Furthermore, it is necessary this time to smoothly and speedily coordinate among the interests of the various interested parties on the one hand and secure the viability of implementing the Business Revitalization Plan, the transparency of the process and the fairness of the financial support. For these reasons, after consulting with UFJ Bank, Mizuho Corporate and Sumitomo Mitsui, we decided to apply to the IRCJ for its assistance.

2. Outline of the Business Revitalization Plan

(1) Basic policy

We will eliminate four causes of the current adverse situation, "owning assets (instead of leasing)," "business diversification and expansion policy," "adhering to nationwide deployment," and "excessive reliance on low price policies." At the same time, our organizational structure and personnel system will be reviewed. Together with the sponsor, we will rehabilitate our business.

(2) Restructuring of operational portfolio

The Group operates businesses which fall into four categories, retail business, financial business, real estate business and other business. These businesses will be categorized into continuing businesses and businesses to be sold based upon their synergy with the retail business identified as our core business and their profitability.

(3) Basic policy for continuing businesses

The basic policy is to discontinue the "owning assets (instead of leasing)" and "adhering to nationwide deployment" policies. We will close underperforming stores etc., reduce unprofitable self-operated sales floors and look for tenants (not belonging to the Group) to occupy empty spaces resulting from closing the self-operated sales floors. We will aggressively open stores focusing on SM stores in the Kinki area and the Tokyo area. Furthermore, we will make investments in large-scale renovation of our GMS stores and our information system.

(4) Basic policy for businesses to be sold

In principle, we will sell businesses to be sold so as to maintain and realize the value of the Group.

(5) Reform of organizational operations system

The organizational operations system will be reformed so that the vitality of our employees, which was weakened through prolonged corporate downsizing, will be restored and all employees will work to increase the level of customer satisfaction. In principle, the headquarters function will be streamlined and motivated and talented younger members will be promoted to managerial positions.

Directors dispatched from our soon to be invited sponsor will be accepted into our management. Younger executives will be promoted. A new management system will evolve through these measures.

(6) Quantitative targets

We are aiming for ¥1,480 billion of operating revenues and ¥40 billion of operating income on a consolidated basis (not including OMC Card, Inc. and 55 Station, Inc.) for the fiscal year ending February 2008.

3. Financial restructuring

In implementing the Business Revitalization plan, we will recognize slightly over ¥200 billion in losses due to the immediate implementation of asset-impairment accounting and slightly over ¥100 billion in losses due to the proposed closure of stores, etc. as well as a considerable amount of losses due to other restructuring activities within the Group. We will measurably improve our financial condition through debt forgiveness as well as capital reduction and capital increase.

(1) Request to shareholders

(i) Capital reduction

We will reduce our amount of stated capital by ¥119,010,560,000 i.e., from ¥119,510,560,000 to ¥500,000,000.

(ii) Reverse share split

In conjunction with the capital reduction, we will implement a reverse share split consolidating 10 common shares into 1 common share. The number of shares constituting a voting unit will simultaneously be reduced from 500 to 50.

(iii) Cancellation of shares

The outstanding Class A preferred shares, Class B preferred shares, Class E preferred shares, Class F preferred shares and Class G preferred shares will be cancelled with no payment made to their holders.

(iv) Treatment of Class D preferred shares

The outstanding Class D preferred shares (total issue price: 40 billion yen) will mandatorily be converted to common shares after the relevant provisions of the Articles of Incorporation have been amended. The common shares to be issued as a result of such conversion will be consolidated in accordance with paragraph (ii) above.

(v) Capital increase

We will receive equity investments of over ¥110 billion, consisting of over ¥60 billion by the sponsor and ¥50 billion by the IRCJ (i.e., ¥40 billion through a debt-equity-swap and ¥10 billion in cash). It is contemplated that, upon the completion of a series of corporate restructurings, the sponsor and the IRCJ will respectively hold approximately one-third of the total voting rights, and we will

achieve "selection and concentration" under their involvement in our management.

(vi) Stock-for-stock exchange

After JUJIYA Co., Ltd. has eliminated its excessive debts through necessary methods, we will implement a stock-for-stock exchange whereby JUJIYA Co., Ltd. will become a wholly-owned subsidiary of ours.

(vii) Shareholders meeting

All matters that require approval at the general meeting of shareholders and/or meeting of class shareholders, including the above-mentioned capital reduction, reverse share split and capital increase, will be submitted for approval to the general meeting of shareholders and/or meeting of class shareholders to be held hereafter.

(2) Request to financial institutions

As the IRCJ has approved our application for assistance today, we would like to request that the financial institutions, including the three main banks, (i) grant forgiveness of ¥405 billion of debts owed to the financial institutions by the eleven companies that are subject to the IRCJ's assistance, after we have implemented debt assumptions, (ii) allow cancellation of preferred shares in the amount of ¥192 billion and (iii) sell the loan receivables in the amount of ¥40 billion to the IRCJ for the purpose of the IRCJ carrying out a debt-equity-swap.

4. Invitation of a sponsor

We intend to invite a sponsor in order to increase the viability of the Business Revitalization Plan and further increase the value of our business. We have already accepted expressions of intent to have an alliance with Daiei (including equity investments) from multiple candidates for sponsorship. To date, however, we have not reached any agreement with any of them.

5. Treatment of existing management

All the existing directors will basically resign from their offices at the end of March 2005. The chairman and director will resign his office on December 28, 2004. Resigning directors will fully waive their rights to receive their retirement allowance.

6. Impact on results

We will, with this reorganization of our business structure, recognize slightly over ¥200 billion in losses due to the immediate implementation of asset-impairment accounting and slightly over ¥100 billion in losses due to the proposed closure of stores, etc. as well as a considerable amount of special losses due to other restructuring activities within the Group. Our net income was not announced in the business forecast of the consolidated and non-consolidated settlements of accounts for the fiscal year ending February 2005 (March 31, 2004 through February 28, 2005) that was announced at the time of the announcement of the settlement of accounts on October 15, 2004. We are now considering the impact of the expected disposal of the fixed assets, corporate reorganization and implementation of financial assistance and verifying detailed information. Our net income will be announced immediately after the figures are determined.

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About the IRCJ:

The IRCJ was established jointly by the public and private sector on April 16, 2003, with the aim of providing revitalization assistance beneficial to both the industrial and the financial sectors in Japan. It targets assistance at companies that have sound business fundamentals but are unable to thrive because of excessive debt levels or other factors. The IRCJ has approximately 160 employees and is based in Tokyo. For more information please visit www.ircj.jp